Exhibit 8.1

Principal Subsidiaries, Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities of the Company

Subsidiaries	Place of Incorporation
Agorae Information Consulting (Beijing) Co., Ltd	People’s Republic of China

Comparexpress Insurance Broker (Thailand) Ltd.	Thailand

Comparexpress Pte. Ltd.	Singapore

Gascaquen Teledirect, S.A.	Spain

TDCX Digilab India Private Limited	India

TDCX Holdings Pte. Ltd.	Singapore

TDCX Information Consulting (Shanghai) Co., Ltd.	People’s Republic of China

TDCX Japan K.K.	Japan

TDCX Korea Ltd.	South Korea

TDCX (CO) Pte. S.A.S.	Colombia

TDCX (Europe) S.R.L.	Romania

TDCX (KY) Pte Ltd	Cayman Islands

TDCX (MY) Sdn. Bhd.	Malaysia

TDCX (PH) Inc.	Philippines

TDCX (SG) Pte. Ltd.	Singapore

Teledirect Telecommerce (Thailand) Limited	Thailand